7

08028442

NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

OMB APPROVAL
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ABK 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Mattone 201-593-3305
(Area Code – Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

KPMG LLP
(Name – if individual, state last, first, middle name)

Washington, DC 111

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

B

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

7.

OATH OR AFFIRMATION

We the undersigned officers and directors of Deutsche Bank Securities Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2007 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2007 and supplementary schedules will promptly be made available to those Deutsche Bank Securities, Inc. members and allied members whose signatures do not appear below.

Marc Pfeffer
President and Chief Administrative Officer

Ralph Mattone
Chief Financial Officer

Dagmar Auguste
Notary Public

DAGMAR AUGUSTE
NOTARY PUBLIC - STATE OF NEW YORK
No. 01AU6146328
Qualified In Kings County
My Commission Expires May 15, 2010

Subscribed and sworn to before me
this 27 day of February 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

DEUTSCHE BANK SECURITIES INC.

(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. and subsidiaries as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2008

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2007

(In thousands)

Assets		
Cash and cash equivalents	$	801,082
Cash and securities segregated for benefit of customers		8,250,562
Securities financing transactions:		
Securities purchased under agreements to resell		130,411,347
Securities borrowed		167,893,576
		298,304,923
Financial instruments owned, at market value (includes securities pledged as collateral of $42,043,765)		185,612,574
Receivables:		
Customers		2,366,990
Brokers, dealers, and clearing organizations		9,435,937
Other		10,000,000
		21,802,927
Property, plant, and equipment (net of accumulated depreciation of $374,719)		709,776
Other assets		4,298,786
Total assets	$	519,780,630
Liabilities and Stockholder's Equity		
Securities financing transactions:		
Securities sold under agreements to repurchase	$	368,055,933
Securities loaned		36,426,213
		404,482,146
Payables:		
Customers		11,614,918
Brokers, dealers, and clearing organizations		10,092,934
Other		25,213,983
		46,921,835
Financial instruments sold, but not yet purchased, at market value		33,320,616
Other liabilities		17,032,466
Total liabilities		501,757,063
Subordinated liabilities		6,723,400
Stockholder's equity		11,300,167
Total liabilities and stockholder's equity	$	519,780,630

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), various exchanges, and the Securities Investor Protection Corporation (SIPC). As a futures commission merchant, the Company is registered with the Commodities Futures Trading Commission (CFTC), a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, The New York Board of Trade, The Commodity Exchange Inc., and is a member of the National Futures Association.

The Company provides trade execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. The Company provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company also executes trading and arbitrage strategies for its own account using debt, equity, and related derivative instruments.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's consolidated statement of financial condition as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries DBAB Wall Street LLC (DBABWS), DB Securities Services New Jersey Inc. (DBSSNJ), DB Structured Derivative Products LLC (DBSDP) and DB Finance (Del) LLC (DBFD), each of which are consolidated on a line-by-line basis. All material intercompany transactions and balances have been eliminated in consolidation.

The consolidated statement of financial condition as of December 31, 2007 reflects $12.7 billion of assets and liabilities attributable to the Company's subsidiaries as well as certain elimination and reclassification adjustments which are not reflected in the Company's

unaudited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2007, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include securities financing transactions, other receivables and payables and subordinated liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less, except for those used for trading purposes.

(c) Cash and Securities Segregated for Benefit of Customers

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

(d) Securities Financing Transactions

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivables and payables, are reported net by counterparty, when

applicable, pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). At December 31, 2007, the Company's reverse repurchase and repurchase agreements reflected approximately $53.3 billion of netting pursuant to FIN 41.

In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, $37.6 billion of U.S. Government securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or re-pledge. Additionally, $132.5 billion of U.S. Government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or re-pledge.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

(e) Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

Financial instruments owned and financial instruments sold, but not yet purchased are reflected in the consolidated statement of financial condition on a trade-date basis and are stated at market or fair value.

Fair values of trading assets and liabilities are based on quoted market prices, pricing models, or management's best estimates of amounts to be realized on settlement. Realized and unrealized gains and losses are included in trading revenues.

(f) Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected on the consolidated statement of financial condition.

(g) Receivables and Payables - Other

Other receivables and payables, consisting primarily of loans receivable and payable, are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly made with affiliates.

(h) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(i) Stock Awards and Incentive Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. In accordance with SFAS No. 123R, *Share-Based Payment*, a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company records compensation expense for share-based awards that do not require future services, and share-based awards that require future service are amortized into expense over the relevant service period.

(j) Exchange Memberships

Exchange memberships are recorded at cost and are included in other assets on the accompanying consolidated statement of financial condition.

(k) Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated useful lives of twenty-seven years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(l) Income Taxes

The results of the Company and its wholly-owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of its parent, the Taunus Corporation. Federal income taxes are computed on a separate company basis. In addition, the Company files tax returns in certain states on a stand alone basis.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with SFAS No. 109, *Accounting for Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and liabilities, respectively, on the consolidated statement of financial condition.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. On January 1, 2007 the Company adopted FIN 48. There was no impact on adoption.

(m) Variable Interest Entities

In the normal course of business, the Company enters into a variety of transactions with Variable Interest Entities (VIEs). The applicable accounting guidance requires the Company to perform a qualitative and quantitative analysis of a VIE to determine whether it is the primary beneficiary of the VIE and, therefore, must consolidate the VIE under FASB Interpretation No. 46, *Consolidation of Variable Interest Entities (revised December 2003)* (FIN 46-R). In performing this analysis, the Company makes assumptions regarding future performance of assets held by the VIE, taking into account estimates of credit risk, estimates of the fair value of assets, timing of cash flows, and other significant factors. It should also be noted that although a VIE's actual results may differ from projected outcomes, a revised consolidation analysis is not required.

(n) New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No.157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3) that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions or unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the impact of adopting SFAS No. 157 on the consolidated statement of financial condition.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159) which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on

an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings at each subsequent reporting date. Upfront fees and costs related to those items will be recognized in earnings as incurred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which the fair value option election is applied as of the effective date, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 159 will have on the consolidated statement of financial condition.

(3) Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	Assets	Liabilities
U.S. Government and agency obligations	$ 119,460,524	19,393,461
Corporate obligations	34,817,868	3,634,386
Equities	7,627,108	3,347,628
Contractual agreements	7,375,948	6,943,887
Commercial paper and other money market instruments	16,016,215	—
State and municipal bond obligations	314,911	1,254
	$ 185,612,574	33,320,616

Derivative Activities

Derivative contracts (Contractual agreements) are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indicies, reference rates or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indicies.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

The fair value of derivative contractual agreements included in the above table is set forth below (in thousands):

		Assets	Liabilities
Option contracts	$	5,988,661	5,953,596
Forward settlement contracts (TBA's)		—	324,315
Swap agreements		1,133,161	665,139
Other (swaptions and caps)		254,126	837
	$	7,375,948	6,943,887

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions.

(4) Securities Pledged as Collateral and Obligations to Return Collateral

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in financial instruments owned on the consolidated statement of financial condition.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2007, included in other assets and other liabilities on the accompanying consolidated statement of financial condition was approximately $40.9 million resulting from these transactions.

As of December 31, 2007, the Company has received collateral of $189.9 billion and $202.3 billion under agreements to resell and securities borrowed, respectively, of which $202.3 billion and $3.1 billion, has been re-pledged as collateral under agreements to repurchase and securities loaned, respectively.

(5) Variable Interest Entities

The Company, in the ordinary course of business, creates or transacts with entities that may be VIE's. These entities are an essential part of the Company's securitization activities. The Company also purchases and sells variable interests in VIE's, which primarily issue mortgage-backed and other asset-backed securities in connection with its market-making activities and makes investments in VIE's that hold performing and nonperforming debt, equity and other assets.

The Company may perform various functions, including acting as the seller, investor, structurer or underwriter in securitization transactions. These transactions typically involve entities that are considered to be qualified special purpose entities ("QSPE's") as defined in FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("FAS 140"). QSPE's are exempt from the requirements of FIN 46-R. For securitization vehicles that do not qualify as QSPE's, the holders of the beneficial interests have no recourse to the Company, only to the assets held by the related VIE's. Substantially all of the consolidated assets of the VIE act as collateral for the related consolidated liabilities. In certain VIE's, the Company could be determined to be the primary beneficiary through its ownership of certain beneficial interests, and therefore required to consolidate the assets and liabilities of the VIE.

The Company follows the guidance in FIN 46-R and consolidates VIE's in which the Company is the primary beneficiary. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. The Company consolidated one VIE with total assets of $352,652 at December 31, 2007 related to an asset backed securitization transaction. The assets of this VIE are included in financial instruments owned in the consolidated statement of financial condition at fair value.

In connection with its underwriting activities on behalf of an affiliate, the Company may hold certain positions in mortgage backed securitizations. The Company is not the primary beneficiary of these VIE's and as such, does not consolidate them. The Company's holdings of such positions at December 31, 2007 were approximately $7,639,900. In cases when the residual interests are held by the sponsoring affiliate, that affiliate consolidates the VIE.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2007 consist of the following (in thousands):

		Receivable	Payable
Securities failed to deliver/receive	$	4,302,418	5,439,955
Payable to clearing broker		—	3,937,545
Receivable from clearing organizations		1,598,896	—
Other		3,534,623	715,434
	$	9,435,937	10,092,934

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates, in part, to the above-mentioned transactions and is collateralized by securities owned by the Company.

(7) Receivables and Payables - Other

As of December 31, 2007, all of the Company's receivables, aggregating approximately $10.0 billion, were with affiliates, unsecured and were overnight or short-term.

The Company maintains an uncommitted bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. At December 31, 2007, all but $1.6 billion of the Company's borrowings, aggregating approximately $25.2 billion, which are included in other payables in the accompanying consolidated statement of financial condition were with affiliates and were unsecured. At December 31, 2007, the weighted average interest rate on these borrowings was approximately 4.9%. In addition, approximately $23.6 billion of the borrowings were overnight or short-term.

Additionally, the Company has an uncommitted facility with external banks permitting borrowing on an unsecured and secured basis for up to $1.3 billion. As of December 31, 2007, $1.2 billion of this facility was utilized for letters of credit posted with clearing organizations on an unsecured basis.

(8) Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with certain of its affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties. Related party financing transactions are also discussed in notes 7 and 14.

The following table sets forth related party assets and liabilities as of December 31, 2007 (in thousands):

Assets:		
Cash and cash equivalents	$	592,108
Cash and securities segregated for benefit of customers		1,007,058
Securities purchased under agreements to resell		50,878,466
Securities borrowed		757,781
Financial instruments owned - contractual agreements		2,651,628
Receivable from customers		2,111
Receivable from brokers, dealers, and clearing organizations		4,484,071
Receivables - other		10,000,000
Other assets		583,192
	$	70,956,415
Liabilities:		
Securities sold under agreements to repurchase	$	89,683,142
Securities loaned		29,298,987
Payable to customers		1,010,270
Payable to brokers, dealers, and clearing organizations		956,938
Payables - other		23,651,350
Financial instruments sold - contractual agreements		2,953,986
Other liabilities		11,933,282
Subordinated liabilities		6,723,400
	$	166,211,355

(9) Categories of Risk

(a) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) ***Credit Risk***

The Company acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Company's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis and, therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Company's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) Operational and Support Risk

As a major intermediary in financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

i. Operational/settlement risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Company is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must address the technological implications that will result from regulatory and market changes.

iii. Legal/documentation risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

iv. Financial control risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(10) Commitments and Contingencies

Commitments

Underwriting Commitments - in the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, and were subsequently settled did not have a material effect on the consolidated statement of financial condition as of that date.

Letters of Credit – the Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $524.0 million at December 31, 2007.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements and secured borrowing and lending arrangements, of $6.1 billion as of December 31, 2007.

Leases – the Company has entered into various non-cancelable lease agreements for premises and equipment that expire through 2014. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2007 are presented below (in thousands):

Year ending:		
2008	$	26,376
2009		25,827
2010		25,325
2011		20,861
2012		9,044
2013 and thereafter		31,255
Total	$	138,688

The minimum rental commitments shown above have not been reduced by approximately $15.4 million of minimum sublease rentals to be received in the future under non-cancelable subleases.

Other Commitments - commitments to invest and other compensation related commitments of the Company totaled approximately $286.8 million as of December 31, 2007.

Contingencies

The Company, together with various other brokers and dealers, corporations, and individuals, has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with the conduct of its business activities that allege violations of Federal and state securities laws and claim substantial damages.

In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficultly of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. The actions against the Company include but are not limited to the following:

IPO Allocation Litigation

The Company and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings ("IPOs") by issuers, officers and directors of issuers, and underwriters of those securities. The Company is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions to dismiss the complaints of the Company and others were denied on February 13, 2003. Plaintiffs' motion to certify six "test" cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the Court of Appeals for the Second Circuit vacated the decision and held that the six cases could not be certified as class actions. In the putative antitrust class action, the defendants' motion to dismiss the complaint was granted on November 3, 2003. On September 28, 2005, the Court of Appeals for the Second Circuit vacated the dismissal. On June 18, 2007, the U.S. Supreme Court reversed the Second Circuit ruling.

Enron Litigation

Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiff's motion for reconsideration.

Also, an adversary proceeding was brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron sought damages from the Deutsche Bank entities under various common law theories, sought to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and sought to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy. The adversary proceeding was settled in December 2007.

There are also individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.

Tax-Related Litigation

The Bank, along with certain affiliates including the Company and current and former employees (collectively, the "Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. The Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that, together with the Bank, the professional advisors improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against the Bank are alleged under both U.S. state and federal law. Many of the claims against the Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against the Bank. Approximately 59 legal proceedings have been resolved and dismissed with prejudice as against the Bank. Approximately 28 legal proceedings remain pending and are currently at various pre-trial stages, including discovery.

The United States Department of Justice (DOJ) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from the Bank and has been investigating the actions of various individuals and entities, including the Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than the Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the Accounting Firm), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the Financial Institution), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. The Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. The Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going.

Adelphia Communications Corporation

The Bank and certain of its affiliates, including the Company, are among numerous financial institutions and other entities named as defendants in two adversary proceedings commenced in 2003 by a creditors committee and an equity committee of Adelphia Communications, Inc. In October 2007, the Adelphia Recovery Trust filed an amended complaint consolidating the two adversary proceedings. The consolidated suit names over 700 defendants and seeks avoidance and recovery of payments including alleged fraudulent conveyances, equitable subordination, and damages in an unspecified amount. Among the claims asserted against the Company are claims seeking repayment of approximately $50 million allegedly paid to the Company in connection with margin calls. In January 2008 the district court affirmed the bankruptcy court's decision that granted in part and denied in part a motion to dismiss filed by various bank defendants, including the Company, to dismiss certain claims in the consolidated complaint. In addition, the Company was the underwriters named in three individual actions commenced by investors in Adelphia debt securities alleging federal securities law violations and common law claims. The district court granted in part and denied in part motions to dismiss each of the complaints. Defendants appealed the district court's decision with respect to one of the individuals actions.

(11) Obligations Under Guarantees

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No.5, 57 and 107, and Rescission of FASB Interpretation No. 34.* FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps. The Company does not monitor whether its clients enter into these derivative contracts for speculative purposes or to protect against changes in an underlying that relates to an asset, liability or equity security of the client. Accordingly, the Company has disclosed below information about certain types of derivatives that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative transactions such as written interest rate caps, the maximum payout is not quantifiable, because, for example, the rise in interest rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included below to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value significantly overstates the exposure to these contracts.

The Company records all derivative transactions at fair value on its consolidated statement of financial condition. As noted above, the Company does not monitor its exposure to derivative

contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

At December 31, 2007, the notional value of derivative instruments which are considered guarantees under FIN 45 amounted to $8.8 billion and the related carrying value was approximately $19.6 million.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

(12) Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all

employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to Internal Revenue Service (IRS) limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Income Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) Postretirement Welfare Plan

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) Defined Contribution Plan – Matched Savings Plan

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1%-20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a matching contribution from the Company of up to 4% of eligible compensation. In addition, participants employed less than ten years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed ten or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) DB Share-Based Compensation Plans

The Company participates in various share-based compensation plans of the Bank, including the DB Share Scheme and the Restricted Equity Units Plan where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates.

The Bank adopted SFAS No. 123(R), *Share Based Payment*, effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2007, the Company was allocated approximately $35.2 million related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's additional paid-in capital.

(13) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2007, were as follows (in thousands):

Deferred tax assets:		
Deferred compensation	$	467,602
Deferred book gain		188,062
State and local tax attributes		176,671
Litigation and other reserves		31,901
Depreciation		31,555
Federal NOL carryback		27,304
Pension and post retirement benefits		25,388
Other		95,690
Gross deferred tax assets		1,044,173
Valuation allowance		(64,574)
Deferred tax assets, net of valuation allowance		979,599
Deferred tax liabilities:		
Other		(27,049)
Gross deferred tax liabilities		(27,049)
Net deferred tax assets	$	952,550

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company' net deferred tax assets are also impacted by the Bank's continued capital commitment, as well as various strategic initiatives and tax planning strategies.

The Company adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$	—
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		5,700
Reductions for tax positions of prior years		—
Settlements		—
Balance at December 31, 2007	$	5,700

The effect of the unrecognized tax benefits of $5.7 million, if recognized, would impact the effective tax rate of the Company.

The Company and its subsidiaries remain subject to income tax examinations in certain U.S. state and local jurisdictions for years after 1999, and the U.S. federal jurisdiction, for years after 2000.

Excess tax benefits of approximately $113.9 million related to employee vesting and or exercise of share-based compensation awards were credited directly to additional paid-in capital in the consolidated statement of financial condition and changes in stockholder's equity in accordance with SFAS No. 123R.

(14) Subordinated Liabilities

The Company has an $8 billion revolving note and cash subordination agreement with Deutsche Bank Trust Corp., an affiliated entity. The agreement has a maturity date of November 15, 2010 and at December 31, 2007, approximately $6.7 billion of the facility was outstanding, all of which is approved by the NYSE and qualifies as regulatory capital for the purpose of computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that the outstanding subordinated liabilities are required for the Company's continued compliance with its regulatory net capital requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving note and cash subordination agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 30 basis points. At December 31, 2007, the interest rate on this facility was 4.9%. The Company must obtain the approval of the NYSE prior to any additional subordinated borrowings or repayments.

(15) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2007, the

Company had net capital of approximately $7.4 billion, which was 91.81% of aggregate debit balances, and approximately $7.1 billion in excess of required minimum net capital.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers (PAIB). As of December 31, 2007, securities aggregating $85.2 million were segregated on behalf of introducing broker-dealers.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2007, the Company had $1.1 billion of cash and $4.4 billion of U.S. Government securities segregated in the special reserve bank account.

The Company, in accordance with the Commodity Exchange Act, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. As of December 31, 2007, segregated funds and funds held in separate accounts exceeded such requirements by $238 million. In addition, pursuant to Regulation 30.7 of the CFTC, the Company had segregated funds and funds held in separate accounts for foreign denominated positions that exceeded such requirements by $343.1 million.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder of
Deutsche Bank Securities Inc.:

In planning and performing our audit of the consolidated financial statements of Deutsche Bank Securities Inc. (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END